                                 LAW OFFICES OF
                                JEFFREY D. SEGAL
                           A PROFESSIONAL CORPORATION

                   10390 SANTA MONICA BOULEVARD, FOURTH FLOOR
                       LOS ANGELES, CALIFORNIA 90025-5058
                                                                       TELEPHONE
                                                                  (310) 788-0800
                                                                      __________
                                                                             FAX
                                                                  (310) 788-3925
                                  July 22, 2005

VIA OVERNIGHT COURIER
---------------------

Joseph A. Foti, Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Myriad Entertainment & Resorts, Inc.
                  Form 10-KSB for the year ended December 31, 2004 Form 10-QSB for the period ended March 31, 2005
                  Commission File #: 000-24789
                  ----------------------------

Dear Mr. Foti:

         On behalf of Myriad Entertainment & Resorts, Inc., a Delaware corporation (the "Company"), and at its direction, we are responding to your July 8, 2005 comment letter, a copy of which is enclosed for your convenience. The responses set forth below are numbered to correspond to the comments in your letter as marked. We also are enclosing in "pdf" format for your review computer generated "marked to show changes" versions of the Company's proposed revised December 31, 2004 and September 30, 2004 financial statements.

*******************************
Form 10-KSB for the year ended December 31, 2004

1. The Company's independent registered public accounting firm is Moore Stephens Frost, PLC ("MSF"), based in Little Rock, Arkansas. The report of MSF included in the Company's Form 10-KSB for the year ended December 31, 2004 will be amended as requested to include MSF's conformed signature as shown in the attached marked draft.

2. Myriad-Tunica had no revenues, expenses, assets or liabilities as of or during the year ended December 31, 2004. Myriad Tunica's principal activities to date have involved obtaining Mississippi Gaming Commission approval for its gaming site and site development plan, securing contractual rights to a development site and securing development and management contracts associated with Myriad-Tunica's planned development. To date the costs associated with these activities have been borne by Myriad Golf Resort, Inc. ("Myriad-Golf"), a company in which Mr. Hawrelechko is the majority shareholder and for which he serves as President and Chief Executive Officer.

Joseph A. Foti, Senior Assistant Chief Accountant
Securities and Exchange Commission
July 22, 2005
Page 2



3. The Company's Form 10-QSB for the period ended September 30, 2004 and its Form 10-KSB for the year ended December 31, 2004 will be amended to reflect the reversal of the previously accrued salaries as a capital contribution as shown in the attached marked draft.

4. The Company's Form 10-KSB will be amended to include the statement of stockholder's activity for the two years ended December 31, 2004, as shown in the attached marked draft.

5. Please see the response to Question 2 above regarding the activities of Myriad-Tunica. Additionally, the disclosures included in the Company's Form 10-QSB for the quarter ended September 30, 2004 and its Form 10-KSB for the year ended December 31, 2004 will be amended to clarify that Myriad-Tunica had no revenues or expenses during the respective reporting periods as shown in the attached marked drafts.

6. The Company's Form 10-QSB for the period ended September 30, 2004 and Form 10-KSB for the year ended December 30, 2004 will be amended to include disclosure regarding Mr. Hawrelechko's ability to control the vote on substantially all shareholder matters as shown in the attached marked drafts.

7. In order to evaluate the recoverability of the Company's investment in Myriad-Tunica, management evaluated Myriad-Tunica's business plan which includes a cash flow projection which supports a projected cash flow attributable to the Company's equity stake in Myriad-Tunica in excess of $1 billion. The execution of Myriad-Tunica's business plan will require securing significant levels of financing which are likely to dilute the Company's ownership stake; however, management does not believe that any required dilution will impact the recoverability of its recorded investment in Myriad-Tunica.

8. The recorded value of the stock issued to directors and a vendor for services was determined based on the trading price of the Company's common stock on the dates of issuance. The disclosures included in the Company's Form 10-QSB for the quarter ended September 30, 2004 and its Form 10-KSB for the year ended December 30, 2004 will be supplemented to clarify how the recorded value for these issuances were determined as shown in the attached marked drafts.

9. The related party disclosure for the quarter ended September 30, 2004 and the year ended December 31, 2004 will be amended to identify the related party as Myriad-Golf as shown in the attached marked drafts. Mr. Hawrelechko, the majority shareholder, Chief Executive Officer and Chief Financial Officer of the Company, is also the majority shareholder and Chief Executive Officer of Myriad-Golf and, accordingly, has the ability to control substantially all significant matters presented to the Company's and Myriad-Golf's shareholders for a vote.

Joseph A. Foti, Senior Assistant Chief Accountant
Securities and Exchange Commission
July 22, 2005
Page 3



10. Consistent with our response to your question number 8 above the recorded value for the stock granted to satisfy obligations to a vendor in the first quarter of 2005 was based on the trading price of the Company's common stock on the date of the issuance. Future filings will include disclosures to clarify the basis for the recorded values of stock issued in similar transactions.

         Also enclosed please find the statement from the Company acknowledging its responsibility for the adequacy and accuracy of the disclosure in the filings and understandings as more fully set forth in your Comment letter.

                                    * * * * *

         If you have any questions or comments regarding the foregoing, or if you require any additional information, please call the undersigned at (310) 788-0800. Kindly acknowledge the filing of the enclosed material by stamping the enclosed duplicate copy of this letter and returning it in the prepaid reply envelope provided. We thank you in advance for your prompt attention to this matter.

                                           LAW OFFICES OF JEFFREY D. SEGAL,
                                           A PROFESSIONAL CORPORATION,

                                           By: ___/s/ Jeffrey D. Segal__________
                                                 Jeffrey D. Segal, President

JDS:pt
Enclosures

cc:      Scott Hawrelechko, President/CEO (w/ encl.)
         Gregory E. Barnes, CPA (w/ encl.)